

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Max Rockwell
Chief Executive Officer and Director
LiveCare, Inc.
1830 Prospector Ave.
Park City, Utah 84060

      Re: LiveCare, Inc.
         Post-Qualification Amendment No. 1 to Form 1-A
         Filed May 6, 2020
         File No. 024-10975

Dear Mr. Rockwell:

      Our initial review of your post-qualification amendment to your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A.

      More specifically, your offering statement does not contain the required audited financial statements, including an auditor's report. It also appears that you did not file an annual report on Form 1-K for the fiscal year ended December 31, 2019, as required by Rule 257(b)(1). As such, it appears that you do not currently satisfy the issuer eligibility requirements to use Regulation A. Please refer to Rule 251(b)(7) and and Rule 251(d)(3)(i)(F).

      We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

       Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: John Brannelly